Exhibit 21.1

List of Subsidiaries of Rumble Inc.

(as of December 31, 2025)

Subsidiary Name	Jurisdiction of Incorporation or Formation
Locals Technology Inc.	DE
Rumble Cloud USA Inc.	DE
Rumble USA Inc.	DE
Rumble Cloud Inc.	DE
Rumble Store USA Inc.	DE
Callin LLC	DE
Rumble Canada Inc.	Ontario
1000045707 Ontario Inc.	Ontario
1000045728 Ontario Inc.	Ontario
Rumble Cloud Panama Inc.	Panama
Rumble Cloud DOOEL Skopje	Macedonia
Rumble Cloud El Salvador S.A. de C.V.	El Salvador